UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fuel System Solutions, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

35952W103

(CUSIP number)

Donna M. Cochener Davis Wright Tremaine 1201 Third Avenue, Suite 2200 Seattle, WA 98103 (206) 757-8271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2012

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 35952W103	Page 2 of 14 Pages

(1)	Names of reporting persons Kevin Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,470,364 (1)
(7) Sole dispositive power -0-
(8) Shared dispositive power 2,003,100 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 2,003,100 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.0% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 789,238 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 681,126 shares.

(2)	Kevin Douglas has dispositive power with respect to 197,307 shares held by James E. Douglas, III and 335,429 shares held by the Douglas Family Trust.

(3)	Based on 20,013,849 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2011.

SCHEDULE 13G/A

CUSIP No. 35952W103	Page 3 of 14 Pages

(1)	Names of reporting persons Michelle Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,470,364 (1)
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,470,364 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,470,364 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.3% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 789,238 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 681,126 shares.

(2)	Based on 20,013,849 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2011.

SCHEDULE 13G/A

CUSIP No. 35952W103	Page 4 of 14 Pages

(1)	Names of reporting persons James E. Douglas, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 197,307
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 197,307 (1)
(9)	Aggregate amount beneficially owned by each reporting person 197,307 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.0% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Kevin Douglas shares dispositive power with respect to 197,307 shares held by James E. Douglas, III.

(2)	Based on 20,013,849 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2011.

SCHEDULE 13G/A

CUSIP No. 35952W103	Page 5 of 14 Pages

(1)	Names of reporting persons K&M Douglas Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 789,238 (2)
(7) Sole dispositive power -0-
(8) Shared dispositive power 789,238 (2)
(9)	Aggregate amount beneficially owned by each reporting person 789,238 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.9% (3)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)	Kevin Douglas and his wife, Michelle Douglas, hold 789,238 shares jointly as the beneficiaries of the K&M Douglas Trust.

(3)	Based on 20,013,849 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2011.

SCHEDULE 13G/A

CUSIP No. 35952W103	Page 6 of 14 Pages

(1)	Names of reporting persons Douglas Family Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 335,429
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 335,429 (2)
(9)	Aggregate amount beneficially owned by each reporting person 335,429 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.7% (3)
(12)	Type of reporting person (see instructions) OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Kevin Douglas has dispositive power with respect to 335,429 shares held by the Douglas Family Trust.

(3)	Based on 20,013,849 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2011.

SCHEDULE 13G/A

CUSIP No. 35952W103	Page 7 of 14 Pages

(1)	Names of reporting persons James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 681,126
(6) Shared voting power -0-
(7) Sole dispositive power 681,126
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 681,126
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.4% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 20,013,849 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2011.

Page 8 of 14 Pages

Item 1.

(a)	Name of Issuer:

Fuel System Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

780 Third Avenue

25th Floor New York,

NY 10017

Item 2.

(1)(a)	NAME OF PERSONS FILING:

Kevin Douglas

Michelle Douglas

James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

United States

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share

(e)	CUSIP NUMBER:

960908309

(2)(a)	NAME OF PERSONS FILING:

K&M Douglas Trust

Douglas Family Trust

James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

California

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

35952W103

Page 9 of 14 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Page 10 of 14 Pages

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2012	* Kevin Douglas
KEVIN DOUGLAS

Date: January 30, 2012	* Michelle Douglas
MICHELLE DOUGLAS

Date: January 30, 2012	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: January 30, 2012	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 30, 2012	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: January 30, 2012	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 30, 2012	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee
JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST
Date: January 30, 2012	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 30, 2012	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

Page 12 of 14 Pages

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman Attorney-in-fact

Page 13 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Fuel Systems Solutions, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 30, 2012	* Kevin Douglas
KEVIN DOUGLAS

Date: January 30, 2012	* Michelle Douglas
MICHELLE DOUGLAS

Date: January 30, 2012	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: January 30, 2012	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 30, 2012	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: January 30, 2012	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 30, 2012	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: January 30, 2012	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Page 14 of 14 Pages

Date: January 30, 2012	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman Attorney-in-fact